FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: November 13th, 2012

Chief Executive Officer

NATIONAL BANK OF GREECE

Update regarding the 1st Repeat General Meeting of Shareholders of NBG

National Bank of Greece announces that today, 12 November 2012, it held the 1st Repeat General Meeting of its Shareholders in the Melas Building, Athens. The Meeting was attended by Shareholders representing 25.97%, i.e. less than 1/2, of the paid up share capital. As a result, the quorum required by law and the Articles of Association to discuss and take a decision on items 1 and 2 on the agenda regarding the reduction and increase in the Bank’s share capital was not forthcoming.

At the Meeting, Shareholders representing 13.24% of the represented share capital proposed that discussion and decision-taking in respect of all the items on the agenda, i.e. including those other items for which there was a quorum, take place at the 2nd Repeat General Meeting of Shareholders on Friday, 23 November 2012.

Following approval of the above proposal by the Meeting, discussion and decision-taking in respect of all the items on the agenda will take place at the 2nd Repeat General Meeting, which, as already announced in the Invitation, is scheduled to take place on Friday, 23 November 2012, 12 noon at the same venue.

A new invitation to the 2nd Repeat General Meeting will not be published, since, pursuant to article 29.4 of Codified Law 2190/1920, as amended by article 7 of Law 3884/2010, in force, the venue and time of the 2nd Repeat General Meeting have already been duly scheduled and published in the initial invitation.

Athens, 12 November 2012